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June 6, 2025	Lisa M. Henry T +1 617 951 7780 lisa.henry@ropesgray.com

VIA EDGAR

Ms. Eileen Smiley

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Pantheon Infrastructure Fund, LLC (the “Fund”)

(File Nos. 333-283670 and 811-24032)

Dear Ms. Smiley:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided by telephone on June 5, 2025, relating to the amended registration statement of the Fund on Form N-2/A (the “Registration Statement”), filed with the Commission on June 4, 2025 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”).

The Staff’s comments are restated below and each is followed by the Fund’s response. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

1.

Comment: Given that the Fund has removed all percentage limits on its ability to invest in private funds, please confirm to the Staff whether the Fund intends to invest primarily in private funds that rely on the exclusion from the definition of “investment company” in Sections 3(c)(1) or Section 3(c)(7) of the 1940 Act other than Investment Funds that hold Infrastructure Assets (“Private Investment Companies”) (i.e., become a fund of Private Investment Companies).

a)

If so, consider whether amendments to the Fund’s principal investment strategies and principal risks, including, among other things, liquidity and valuation risks, are warranted. Please also consider whether any changes to the fee table are warranted.

Response: The Fund confirms that it does not intend to invest primarily in Private Investment Companies.

b)

If not, confirm that if, in the future, the Fund changes its strategy to become a fund of Private Investment Companies, the Fund will make changes to the principal investment strategies in its prospectus and will make corresponding changes to the principal risks to address the special risks related to Private Investment Companies in a clear and comprehensive manner.

Response: The Fund confirms that if, in the future, it changes its strategy to become a fund of Private Investment Companies, the requested changes will be made.

*  *  *

Please direct any questions you may have with respect to this filing to me at (617) 951-7780 or Gregory Davis at (415) 315-6327.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

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